
10030922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARD HEROLD & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence Herold 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) New Jersey (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres

Title

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Bernard Herold & Co., Inc.
New York, NY

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2009, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, to the financial statements, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new fair value measurement for nonfinancial assets and liabilities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 - 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2010

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	636,387
Receivable from broker-dealer		173,719
Investments in marketable securities, at fair value		4,572,178
Prepaid expenses		29,048
Property and equipment, less accumulated depreciation of $93,440		140,821
Prepaid taxes		4,596
Security deposits and other assets		250,860
TOTAL ASSETS	$	5,807,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	390,882
Deferred tax liability		364,000
Total liabilities		754,882
Commitments and contingencies (Notes 4 and 10)		
Shareholders' equity:		
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding		90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding		7,307
Additional paid-in capital		198,229
Retained earnings		4,757,191
Total shareholders' equity		5,052,727
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	5,807,609

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues and trading gain:	
Commissions - marketable equity and debt securities	$ 2,223,445
Commissions - mutual funds	1,032,574
Realized and unrealized gain in marketable securities	246,353
Interest and dividends	326,520
Total revenues and trading gain	3,828,892
Expenses:	
Salaries and related costs	2,691,426
Communications	193,653
Rent and occupancy	555,507
Floor brokerage	175,820
Promotional	48,069
Depreciation	32,315
Other administrative expenses	272,158
Total expenses	3,968,948
Loss before benefit from income tax	(140,056)
Benefit from income tax	(307,157)
NET INCOME	$ 167,101

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 4,590,090	$ 4,885,626
Net income	-	-	-	167,101	167,101
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 4,757,191	$ 5,052,727

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 167,101
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	32,315
Deferred tax benefit	(323,000)
Unrealized gain on marketable securities	(246,798)
Changes in operating assets and liabilities:	
Receivable from broker-dealer	43,796
Prepaid expenses	43,923
Accounts payable and accrued expenses	98,357
Income taxes payable	6,565
Net cash used in operating activities	(177,741)
Cash flows from investing activities:	
Purchase of property and equipment	(44,782)
Decrease in security deposits and other assets	4,414
Purchase of marketable securities	(333,024)
Proceeds from bond maturities	646,000
Net cash provided by investing activities	272,608
Net increase in cash and cash equivalents	94,867
Cash and cash equivalents - beginning	541,520
CASH AND CASH EQUIVALENTS - ENDING	$ 636,387
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 20,400

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"), and is an associate member of the American Stock Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in net trading losses on the statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

On January 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's financial statements.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's financial statements.

Fair Value Measurements

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Further under the provision of ASC 820 fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. Examples of Level 2 are investments that are money market fund, restricted securities and corporate and municipal bonds that trade infrequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments and securities not readily marketable.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the financial statements were available to be issued on.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Promotional Costs

Promotional costs are expensed as incurred and aggregated $48,069 for the year ended December 31, 2009.

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following:

State and municipal obligations	$ 781,295
Closed-end mutual funds	1,411,410
Equity securities	2,379,473
Investments in securities, at fair value	$ 4,572,178

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on an recurring basis, as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money market	$ -	$ 583,995	$ -	$ 583,995
State and municipal obligations	-	781,295	-	781,295
Closed-end mutual funds	1,411,410	-	-	1,411,410
Equity securities	2,379,473	-	-	2,379,473
Total investments - fair value	$ 3,790,883	$ 1,365,290	$ -	5,156,173
Included in the accompanying financial statements:				
Cash and cash equivalents				583,995
Marketable securities				$ 4,572,178

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009.

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES (CONTINUED)

Money Market Funds are short-term instruments and are stated at cost, which approximates fair value. The Company's money market funds are included in cash and cash equivalents on the accompanying statement of financial condition.

State and Municipal Obligations are carries at their fair value based on quoted market prices in active markets where the bonds trade

Closed-end Mutual Funds are valued at quoted market prices in active markets where the funds trade, which represent the net asset value of the securities held in such funds.

Equity Securities are carried at fair value based on quoted market prices in active markets where the securities trade.

The methods described above may produce a fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurements at the reporting date.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009, consisted of the following:

Furniture and equipment	$ 102,018
Computer equipment	48,208
Leasehold improvements	84,035
	234,261
Less: accumulated depreciation	(93,440)
Property and equipment, net	$ 140,821

NOTE 4. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Lease Commitments

The Company has entered into several operating leases for office facilities that expire in various years through 2016. The minimum annual rental commitments under these leases are as follows:

NOTE 4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Year ending December 31:	
2010	$ 514,976
2011	490,153
2012	419,348
2013	419,348
2014	419,348
Thereafter	838,696
	$ 3,101,869

Rent and occupancy expense, net of sublease rental income of$67,301, amounted to $555,507 for the year ended December 31, 2009.

One of the Company's leases provided for a rent-free period during its term. Pursuant to the FASB guidance on accounting for leases, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition.

The Company sublets space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. For the year ended December 31, 2009, rental income totaled $36,000. Additionally, the Company received reimbursements totaling approximately $141,000 from this entity for payroll paid by the Company on the affiliate's behalf.

One of the Company's operating leases is with a company that is owned by one of the Company's shareholders. For the year ended December 31, 2009, the Company paid rent and related expenses for this office facility totaling $98,999.

In May 2008, the Company entered into an operating lease agreement for new office space. The term of the lease is for eight years, commencing from the date upon the space was ready for occupancy. The commencement date was January 2, 2009. The lease agreement requires annual rent payments of $419,348. In accordance with the lease agreement, the Company has provided its landlord (the "beneficiary") with an irrevocable letter of credit issued by a bank to back the Company's obligations under the lease. The letter of credit is cancelable only at the option of the beneficiary, who is authorized to draw funds on the issuing bank up to the face amount of the letter of credit in accordance with the terms of the agreement. The letter of credit has been collateralized by a certificate of deposit in the amount of $210,000, which has been included on the accompanying statement of financial condition under "security deposits and other assets."

NOTE 5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2009.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 7. UNCERTAIN TAX POSITION

As described in the FASB guidance on uncertain tax positions, the Company is required to utilize different recognition thresholds and measurement requirements when compared to prior technical literature. Using that guidance, as of December 31, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 8. INCOME TAXES

The Company has deferred tax assets and liabilities, which arise primarily from differences in recognizing unrealized gains on its investments in marketable equity securities for financial statement and income tax purposes, and for the income tax effect of net operating loss carryforwards. Deferred taxes assets and liabilities are summarized as follows:

NOTE 8. INCOME TAXES (CONTINUED)

Deferred tax asset:	
Federal	$ 406,000
State	67,000
City	62,000
Total deferred tax asset	535,000
Deferred tax liability:	
Federal	539,000
State	187,000
City	173,000
Total deferred tax liability	899,000
Deferred tax liability, net	$ 364,000

The benefit from income tax consisted of the following components for the year ended December 31, 2009:

Current tax expense:	
State	$ 9,131
City	6,712
Total current tax expense	15,843
Deferred tax benefit:	
Federal	(234,478)
State	(46,434)
City	(42,088)
Total deferred tax benefit	(323,000)
Net benefit from income tax	$ (307,157)

At December 31, 2009, the Company has a net operating loss carryforward of approximately $1,203,000 for federal purposes, and a net operating loss carryforward for state and city purposes of approximately $577,000 and $574,000 respectively. The Company's net operating losses will begin to expire in 2025.

The current provisions for state and city taxes are computed under alternative methods based on net capital, as defined, and alternative net income, as defined, respectively.

NOTE 9. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

For the year ended December 31, 2009, transactions initiated by one independent contractor on behalf of customers yielded 10% of the Company's commission revenue.

The Company's investments consist of a combination of debt and equity investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances and the amounts reported on the statement of financial condition and the statement of income.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company was in compliance with these requirements. At December 31, 2009, the Company had net capital of $3,952,771, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1 as of December 31, 2009.

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital:		
Capital and allowable subordinated liabilities:		
Shareholders' equity	$	5,052,727
Other allowable credits - deferred tax liability		364,000
Total capital and allowable subordinated liabilities		5,416,727
Non-allowable assets:		
Receivables - other		(150,500)
Property and equipment, net		(140,821)
Prepaid taxes		(4,596)
Other assets		(280,608)
Total non-allowable assets		(576,525)
Net capital before haircuts on securities positions		4,840,202
Haircuts on securities:		
Debt securities		224,005
Other securities		444,474
Undue concentration		218,952
Total haircuts on securities positions		887,431
NET CAPITAL	$	3,952,771
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	390,882
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$	26,059
Minimum net capital required	$	100,000
Excess net capital	$	3,852,771
Ratio: aggregate indebtedness to net capital		0.099 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2009)		
Net capital as reported in the Company's Part II FOCUS report	$	3,952,771
Net effect of audit adjustments (a)		-
NET CAPITAL, AS ADJUSTED	$	3,952,771

(a) There were no material differences from the Company's computation included in Part II of Form X-17a-5 as of December 31, 2009.

See independent auditors' report.

BERNARD HEROLD & CO., INC.
OTHER INFORMATION
DECEMBER 31, 2009

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. All securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds at December 31, 2009.

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholders
Bernard Herold & Co., Inc.
New York, NY

In planning and performing our audit of the financial statements of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express such an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2010



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATING TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders
Bernard Herold & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] of the Securities Investor Protection Corporation ("SIPC") for the nine month period from April 1 through December 31, 2009, which were agreed to by Bernard Herold & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Bernard Herold & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bernard Herold & Co., Inc.'s management is responsible for the Bernard Herold & Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments Form SIPC-7T with respective cash disbursement records entries on the general ledger noting no differences;

2. Compared amounts reported on Form X-17a-5 for the nine month period from April 1 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine month period from April 1 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2010

BERNARD HEROLD & CO., INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
FOR THE PERIOD FROM APRIL 1, 2009 THROUGH DECEMBER 31, 2009

SIPC-7T - General assessment	$	4,243
Less amounts paid:		
January 2009		(150)
July 2009		(1,720)
Total payments		(1,870)
Amount due with Form SIPC-7T	$	2,373

SIPC Collection Agent: Securities Investor Protection Corporation

BERNARD HEROLD & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION



YEAR ENDED DECEMBER 31, 2009

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2009

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